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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 5
                                       TO
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                         HEALTHDYNE TECHNOLOGIES, INC.
                           (Name of Subject Company)

                                  I.H.H. CORP.
                              INVACARE CORPORATION
                                   (Bidders)

                            ------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    18139610
                     (CUSIP Number of Class of Securities)

                            ------------------------

                            THOMAS R. MIKLICH, ESQ.
  CHIEF FINANCIAL OFFICER, GENERAL COUNSEL, TREASURER AND CORPORATE SECRETARY
                              INVACARE CORPORATION
                              899 CLEVELAND STREET
                               ELYRIA, OHIO 44035

                           TELEPHONE: (216) 329-6000
                 (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on Behalf of Bidders)

                            ------------------------

                                    COPY TO:
                             ROBERT E. SPATT, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                         NEW YORK, NEW YORK 10017-3954
                           TELEPHONE: (212) 455-2000

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    This Amendment No. 5 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on January 27, 1997 (as amended, the "Schedule 14D-1") relating to the offer by I.H.H. Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Invacare Corporation, an Ohio corporation (the "Parent"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Healthdyne Technologies, Inc., a Georgia corporation (the "Company"), and unless and until the Purchaser declares that the Rights Condition as defined in the Offer to Purchase referred to below is satisfied) the associated Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, as amended, dated as of May 22, 1995, between the Company and SunTrust Bank, Atlanta (formerly Trust Company Bank), as Rights Agent, at a purchase price of $13 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 27, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

    Item 3(b) of the Schedule 14D-1 is hereby amended and supplemented as follows:

    On March 20, 1997, the Parent delivered a notice ("Notice") to the Company pursuant to the Company's By-Laws notifying the Company of the Parent's intent to nominate a full slate of seven nominees for election to the Company's Board of Directors at the Company's upcoming annual meeting of shareholders (the "Annual Meeting") and of Parent's intent to propose a set of corporate governance By-Law amendments for consideration by shareholders at the Annual Meeting. The full text of the Notice is filed herewith as Exhibit (g)(2) and is incorporated herein by reference. The full text of a press release issued by Parent on March 20, 1997 with respect to the Notice is filed herewith as Exhibit
(a)(13) and is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    Items 5(c) of the Schedule 14D-1 is hereby amended and supplemented as follows:

    See Item 3 above.

ITEM 10. ADDITIONAL INFORMATION.

    Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented as follows:

    On March 21, 1997, the Parent issued a press release regarding proposed legislation in the Georgia legislature which, if adopted, would, among other things, impose on all publicly held Georgia companies a "staggered board" scheme and eliminate the right of shareholders of such companies to remove directors without cause, unless the board of directors effectively chose not to be governed by such provisions. The full text of the press release is set forth in
Exhibit 11(a)(14) and is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    Item 11  is hereby amended and supplemented to add the following:

             (a)(13) Press Release issued by the Parent on March 20, 1997.

             (a)(14) Press Release issued by the Parent on March 21, 1997.

             (g)(2) Notice delivered by the Parent to the Company on March 20, 1997.

                                       2
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                INVACARE CORPORATION

                                By:            /s/ THOMAS R. MIKLICH
                                     -----------------------------------------
                                     Name: Thomas R. Miklich
                                     Title:  Chief Financial Officer

                                I.H.H. CORP.

                                By:            /s/ THOMAS R. MIKLICH
                                     -----------------------------------------
                                     Name: Thomas R. Miklich
                                     Title:  President

Date: March 21, 1997
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                                 EXHIBIT INDEX

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  EXHIBIT                                                                                                      PAGE
    NO.                                               DESCRIPTION                                               NO.
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

11(a)(13)    Press Release issued by the Parent on March 20, 1997..........................................

11(a)(14)    Press Release issued by the Parent on March 21, 1997..........................................

11(g)(2)     Nomination Notice delivered by the Parent to the Company on March 20, 1997....................
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